UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 1-1169

THE TIMKEN COMPANY SAVINGS PLAN FOR CERTAIN BARGAINING ASSOCIATES
(Full title of the Plan)

THE TIMKEN COMPANY, 4500 Mt. Pleasant St., NW,
North Canton, OH 44720-5450
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

The Timken Company Savings Plan
for Certain Bargaining Associates

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Timken Company Savings Plan for Certain Bargaining Associates
North Canton, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of The Timken Company Savings Plan for Certain Bargaining Associates (the “Plan”) as of December 31, 2021 and 2020, the related Statement of Changes in Net Assets for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 23, 2022

The Timken Company Savings Plan for Certain Bargaining Associates

Statements of Net Assets Available for Benefits

	December 31,
Assets	2021	2020
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$6,666,288	$6,076,623
Receivables:
Contribution receivable from participants	3,667	2,492
Contributions receivable from The Timken Company	727	643
Notes receivable from participants	215,111	240,868
Total receivables	219,505	244,003
Net assets available for benefits	$6,885,793	$6,320,626

See accompanying Notes to Financial Statements.

The Timken Company Savings Plan for Certain Bargaining Associates

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Additions
Investment income:
Net appreciation from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$459,386
Interest income on notes receivable from participants	13,039
Contributions:
Participants	306,497
The Timken Company	74,011
Total contributions	380,508
Total additions	852,933

Deductions
Benefits paid directly to participants	(286,673)
Administrative expenses	(1,093)
Total deductions	(287,766)

Net increase	565,167

Net assets available for benefits:
Beginning of year	6,320,626
End of year	$6,885,793

See accompanying Notes to Financial Statements.

The Timken Company Savings Plan for Certain Bargaining Associates
Notes to Financial Statements

1. Description of the Plan
The following description of The Timken Company Savings Plan for Certain Bargaining Associates (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was established on February 16, 2003. On February 16, 2003, The Timken Company ("Timken" or the "Company") acquired Ingersoll-Rand Company Limited’s Engineered Solutions business, which was comprised of certain operating assets and subsidiaries including The Torrington Company. On July 1, 2013, Timken merged the Timken Gears & Services Savings Plan into the Plan.

General
During 2006, The Timken Company closed its Standard Plant. The full-time hourly employees of this facility were represented by the United Auto Workers Local 1645. As a result of this transaction, all participants in the Plan terminated their employment with The Timken Company, and the Plan no longer has any new participants or contributions from employees represented by Local 1645. As a result of the merger, the Plan is a defined contribution plan which covers full-time hourly employees of Timken who are represented by the United Auto Workers (UAW) Local 864 and the International Association of Machinists (IAM) Local 311. Employees of Timken represented by UAW Local 864 and IAM Local 311 become eligible to participate in the Plan following the earlier of (i) being credited with one year of service or (ii) completion of 60 consecutive days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions
Under the provisions of the Plan, UAW Local 864 and IAM Local 311 participants are able to elect to contribute up to 18% of their eligible earnings on a pretax basis directly to the Plan subject to Internal Revenue Service ("IRS") limitations. Participants are also able to contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans. For employees represented by UAW Local 864, Timken matches participant contributions, “Company Matching Contributions,” at an amount equal to 100% on the first 3% of the participant’s eligible earnings. The Plan also provides a "Company Non-elective Contribution," which is a 3% non-elective contribution for all employees represented by UAW 864. The compensation used to determine the Company Matching Contribution and the Company Non-elective Contribution for UAW Local 864 participants is equal to 100% of the employee's base hourly rate for the first forty hours per week plus 50% of overtime earnings.

Upon enrollment, a participant is required to direct his or her contribution in 1% increments to any of the Plan’s investment options. Participants have access to their account information and the ability to make changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information and certain changes may also be made through the Internet. On January 1, 2021, the Plan was amended to eliminate the Timken Company Common Stock Fund and TimkenSteel Corporation Stock Fund as investment options, effective December 30, 2022.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) Timken’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants were immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company Matching Contribution portion of their account plus actual earnings thereon is also immediate.

The Timken Company Savings Plan for Certain Bargaining Associates
Notes to Financial Statements (continued)

Notes Receivable from Participants
Participants may borrow from their account related to their participant contributions and rollover contributions with a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balance during the past 12 months or (2) 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans and thirty years for residential loans.

The loans bear interest at an interest rate of 1% in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
Upon termination of service with The Timken Company, participants having a vested account balance greater than $1,000 are given the option of (i) transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, or (iii) leaving their vested account balance in the Plan (if vested account balance is greater than $5,000). Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance. Participants with a vested account balance between $1,000 and $5,000 and who do not elect a distribution, are paid in a direct rollover to an individual retirement plan. Participants electing to leave their vested assets in the Plan may do so until age 72 after which time the lump-sum option would apply. Effective January 1, 2021, the Plan was amended to increase the required minimum distribution age from 70 ½ to 72 in accordance with the Setting Every Community Up for Retirement Enhancement ("SECURE") Act.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available distributions prior to requesting a hardship withdrawal.

Participants may elect to have their vested dividends in the Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in common shares of the Company.

Coronavirus Aid, Relief and Economic Security (CARES) Act
On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The COVID-19 pandemic has affected and may continue to affect the market price of the Timken Company Common Stock Fund and other Plan assets. Following this declaration, the U.S. Federal government passed the “Coronavirus Aid, Relief, and Economic Security ("CARES") Act” on March 27, 2020. The CARES Act allowed eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020, which may be repaid over three years for qualifying reasons associated with the COVID-19 pandemic, permitted plan sponsors to increase the limit for plan loans to the lesser of $100,000 or 100% of a participant's vested balance, permitted suspension of loan payments due through December 31, 2020, and permitted individuals to stop receiving 2020 required minimum distributions. The Plan implemented these changes during 2020.

Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Company include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.

Plan Termination
Although it has not expressed any interest to do so, Timken has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan's trustee, Great-West Trust Company, LLC ("Trustee"), shall distribute to each participant the vested balance in their separate account.

The Timken Company Savings Plan for Certain Bargaining Associates
Notes to Financial Statements (continued)

2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Timken Defined Contribution Plans ("Master Trust"), which was established for the investment of assets of the Plan and the six other defined contribution plans sponsored by The Timken Company.

The Trustee maintains a collective investment trust of common shares of The Timken Company within the Master Trust in which the Company’s defined contribution plans participate on a unit basis. Common shares of the Timken Company are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Timken Company Savings Plan for Certain Bargaining Associates
Notes to Financial Statements (continued)

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2021 and 2020, was 0.51% and 0.49%, respectively.

The following tables present the value of investments in the Master Trust and the Plan’s interest in each investment fund of the Master Trust:

	December 31, 2021		December 31, 2020
	Master Trust Balance	Plan's Interest in Master Trust Balance	Master Trust Balance	Plan's Interest in Master Trust Balance
Cash and cash equivalents	$350,587	$2,186	$774,770	$3,746
Company stock	64,637,010	402,912	84,746,193	409,752
Registered investment companies	202,678,365	180,884	190,684,910	148,450
Common collective funds	1,028,172,295	6,080,306	971,913,858	5,514,675
Total Assets	$1,295,838,257	$6,666,288	$1,248,119,731	$6,076,623

Changes in net assets for the Master Trust are as follows:

Year Ended December 31, 2021
Net transfers (contributions, transfers and benefit payments for the participating plans)	$(83,934,389)
Net appreciation in fair value of instruments	108,548,572
Interest and dividends	24,328,443
Total investment gain (net of transfers)	48,942,626
Administrative expenses	(1,224,100)
Net increase	47,718,526
Net assets:
Beginning of the year	1,248,119,731
End of the year	$1,295,838,257

The Timken Company Savings Plan for Certain Bargaining Associates
Notes to Financial Statements (continued)

4. Fair Value
The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2021 and 2020:

	Assets at Fair Value as of
	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments, at fair value:
Cash and cash equivalents	$350,587	$—	$—	$350,587
Common stock	64,637,010	—	—	64,637,010
Registered investment companies	202,678,365	—	—	202,678,365
	$267,665,962	$—	$—	$267,665,962
Investments measured using NAV per share as practical expedient:
Common collective funds				1,028,172,295
Total Assets				$1,295,838,257

The Timken Company Savings Plan for Certain Bargaining Associates
Notes to Financial Statements (continued)

	Assets at Fair Value as of
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments, at fair value:
Cash and cash equivalents	$774,770	$—	$—	$774,770
Common stock	84,746,193	—	—	84,746,193
Registered investment companies	190,684,910	—	—	190,684,910
	$276,205,873	$—	$—	$276,205,873
Investments measured using NAV per share as practical expedient:
Common collective funds				971,913,858
Total Assets				$1,248,119,731
The Timken Company and TimkenSteel Common Stock Funds participate in units and are valued based on the closing price of each company's common shares traded on a national securities exchange. Cash and cash equivalents and registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded. On June 30, 2014, the Company completed the spinoff of its steel business into a separate independent publicly traded company, TimkenSteel Corporation ("TimkenSteel"). The Company’s shareholders received one common share of TimkenSteel for every two common shares of the Company they held as of the close of business on June 23, 2014. The TimkenSteel Common Stock Fund continues to be an investment option of the Plan, and the activity of TimkenSteel Common Stock Fund was immaterial to the Plan in 2021.
The T. Rowe Price Blue Chip Growth Trust seeks long-term growth of capital by investing primarily in common stocks of well-established large and medium-sized companies. Income is a secondary objective of the trust.
The Vanguard Target Retirement Trust II Funds invest in broad index funds of U.S. and international stocks and bonds. The asset allocation of each fund is managed in accordance with the designated strategy for each fund’s target retirement year. The funds are automatically rebalanced to designated glide paths.
The JPMorgan S&P 500 Index Fund and the JPMorgan Equity Index Fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index.
The JPMCB Core Bond Fund invests primarily in a diversified portfolio of intermediate and long-term debt securities.
The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies.
The T.Rowe Price Stable Value Funds primarily invests in security backed investment contracts.
The Western Asset Core Plus Bond strategy seeks to maximize total return through a well-diversified, long-term value based core fixed-income portfolio that includes limited opportunistic exposure to the “plus” sectors: high-yield, non-U.S. and emerging market debt. The strategy seeks to approximate the risk of the Bloomberg Barclays U.S. Aggregate Index.

The Timken Company Savings Plan for Certain Bargaining Associates
Notes to Financial Statements (continued)

The following tables summarize investments measured at fair value using the net asset value ("NAV") per share practical expedient as of December 31, 2021 and 2020, respectively:

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Funds	$410,684,844	Not Applicable	Daily	Trade Day
JPMCB Core Bond	79,002,263	Not Applicable	Daily	Trade Day
JPMorgan Equity Index	217,149,570	Not Applicable	Daily	Trade Day + 1
JPMorgan S&P 500 Index	8,768,078	Not Applicable	Daily	Trade Day
SSgA Russell Small Cap Index	59,248,973	Not Applicable	Daily	Trade Day
T. Rowe Price Blue Chip Growth Trust	99,868,068	Not Applicable	Daily	Trade Day
Western Asset Core Plus Bond	41,495,681	Not Applicable	Daily	Trade Day
JPMCB Equity Index Fund-CF	455,102	Not Applicable	Daily	Trade Day
T Rowe Stable Value Share Class Z	2,248,476	Not Applicable	Daily	Trade Day
T Rowe Stable Value Common Trust N	109,251,240	Not Applicable	Daily	Trade Day
Total Common Collective Funds	$1,028,172,295

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Funds	$378,270,993	Not Applicable	Daily	Trade Day
JPMCB Core Bond	94,772,301	Not Applicable	Daily	Trade Day
JPMorgan Equity Index	178,988,326	Not Applicable	Daily	Trade Day + 1
JPMorgan S&P 500 Index	8,085,151	Not Applicable	Daily	Trade Day
SSgA Russell Small Cap Index	53,425,965	Not Applicable	Daily	Trade Day
T. Rowe Price Blue Chip Growth Trust	97,924,505	Not Applicable	Daily	Trade Day
Western Asset Core Plus Bond	36,198,400	Not Applicable	Daily	Trade Day
JPMCB Equity Index Fund-CF	3,793,722	Not Applicable	Daily	Trade Day
T Rowe Stable Value Share Class Z	2,700,255	Not Applicable	Daily	Trade Day
T Rowe Stable Value Common Trust N	117,754,240	Not Applicable	Daily	Trade Day
Total Common Collective Funds	$971,913,858

5. Risks and Uncertainties
The Master Trust invests in various investment securities in line with participants' investment elections. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Timken Company Savings Plan for Certain Bargaining Associates
Notes to Financial Statements (continued)

6. Income Tax Status
The Plan has received a determination letter from the IRS dated August 7, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan's operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan's operations into compliance.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.

7. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Plan for the year ended December 31, 2021:

Purchased	$30,433
Issued to participants for payment of benefits	$11,421
Purchases and benefits paid to participants include Timken common shares valued at quoted market prices at the date of purchase or distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

8. Subsequent Events
Management evaluates subsequent events and transactions occurring subsequent to the date of the financial statements through the financial statement issuance date that affect recognition or disclosure to the financial statements. No subsequent events were identified.

Supplemental Schedule

The Timken Company Savings Plan
For Certain Bargaining Associates
EIN #34-0577130      Plan #022
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2021

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant notes receivable*	Interest rates ranging from 4.25% to 6.5% with various maturity dates	$—	$215,111

* Indicates party in interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS PLAN FOR CERTAIN BARGAINING ASSOCIATES

Date: June 23, 2022	By:	/s/ Philip D. Fracassa
Philip D. Fracassa
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)